Filed by FS KKR Capital Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: FS KKR Capital Corp. II

File No. of Registration Statement: 333-251667

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 1, 2021

FS KKR CAPITAL CORP. II

(Exact name of Registrant as specified in its charter)

Maryland	814-00926	80-0741103
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

201 Rouse Boulevard Philadelphia, Pennsylvania	19112
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (215) 495-1150

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	FSKR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

On March 1, 2021, FS KKR Capital Corp. II (the “Company”) issued a press release (the “Press Release”) providing an overview of its results for the quarter and year ended December 31, 2020.

A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

In the Press Release, the Company announced a regular cash distribution of $0.55 per share, which will be paid on or about April 2, 2021 to stockholders of record as of the close of business on March 17, 2021.

The Company will make available under the “Events + presentation” page within the “Investor relations” section of the Company’s website (www.fskkradvisor.com/fskr) a presentation containing financial and operating information in advance of its previously announced March 2, 2021 conference call.

Forward-Looking Statements

This Current Report on Form 8-K may contain certain forward-looking statements, including statements with regard to future events or the future performance or operation of the Company. Words such as “believes,” “expects,” “projects” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption in the Company’s operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in the Company’s operating area, and the price at which shares of common stock may trade on the New York Stock Exchange. Some of these factors are enumerated in the filings the Company makes with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

EXHIBIT NUMBER	DESCRIPTION

99.1	Press Release, dated March 1, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FS KKR Capital Corp. II

Date:	March 1, 2021	By:	/s/ Stephen S. Sypherd
Stephen S. Sypherd
General Counsel

Exhibit 99.1

FS KKR Capital Corp. II Announces Fourth Quarter and Annual 2020 Results and

Declares Distribution for First Quarter

PHILADELPHIA, PA, March 1, 2021 – FS KKR Capital Corp. II (NYSE: FSKR), a leading publicly traded business development company focused on providing customized credit solutions to private middle market U.S. companies, announced its financial and operating results for the quarter and year ended December 31, 2020, and that its board of directors has declared a first quarter 2021 distribution totaling $0.55 per share.

Financial and Operating Highlights for the Quarter Ended December 31, 2020(1)

•	Net investment income of $0.59 per share, compared to $0.52 per share for the quarter ended September 30, 2020

•	Adjusted net investment income of $0.61 per share, compared to $0.52 per share for the quarter ended September 30, 2020(2)

•	Total net realized and unrealized gain of $0.35 per share, compared to a total net realized and unrealized gain of $0.35 per share for the quarter ended September 30, 2020

•	Paid cash distributions to stockholders totaling $0.55 per share(3)

•	Total purchases of $1,299 million versus $774 million of sales and repayments, including $187 million of sales to its joint venture Credit Opportunities Partners, LLC, or COP

•	Net asset value of $25.10 per share, compared to $24.66 per share as of September 30, 2020

Financial and Operating Highlights for the Year Ended December 31, 2020(1)

•	Net investment income of $2.10 per share, compared to $2.82 per share for the year ended December 31, 2019

•	Total net realized and unrealized loss of $4.30 per share, compared to a total net realized and unrealized loss of $1.73 per share for the year ended December 31, 2019

•	Paid cash distributions to stockholders totaling $2.30 per share(3)

“We were pleased to conclude 2020 with such a positive quarter,” commented Michael C. Forman, CEO & Chairman. “Across our BDC franchise during the fourth quarter, we originated approximately $1.9 billion of new investments, $1.3 billion of which were within FSKR. At FSKR, our net investment income per share more than covered our $0.55 quarterly dividend, and our net asset value increased by 1.8 % quarter over quarter. Additionally, in November we announced the proposed merger of FSK and FSKR, which would create a single BDC with approximately $16 billion in assets. As a result, we enter 2021 with excitement regarding our prospects from both an operational and investment standpoint.”

Declaration of Distribution for First Quarter 2021

FSKR’s board of directors has declared a cash distribution for the first quarter of $0.55 per share, which will be paid on or about April 2, 2021 to stockholders of record as of the close of business on March 17, 2021.

Summary Consolidated Results

	Three Months Ended
(dollars in millions, except per share data) (all per share amounts are basic and diluted)(1)	December 31, 2020	September 30, 2020	June 30, 2020
Total investment income	$196	$172	$168
Net investment income	101	90	75
Net increase (decrease) in net assets resulting from operations	161	149	22
Net investment income per share	$0.59	$0.52	$0.44
Total net realized and unrealized gain (loss) per share	$0.35	$0.35	$(0.31)
Net increase (decrease) in net assets resulting from operations (Earnings per Share)	$0.95	$0.87	$0.13
Stockholder distributions per share(3)	$0.55	$0.55	$0.60
Net asset value per share at period end	$25.10	$24.66	$24.22
Weighted average shares outstanding	170,103,310	171,801,325	171,598,176
Shares outstanding, end of period	169,903,166	170,597,301	172,862,454

(dollar amounts in millions)		As of December 31, 2020	As of December 31, 2019
Total fair value of investments		$7,968	$8,591
Total assets		8,522	8,970
Total stockholders’ equity		4,265	4,996

Portfolio Highlights as of December 31, 2020

•	Total fair value of investments was $8.0 billion of which 77% was invested in senior secured securities.

•	Weighted average annual yield on accruing debt investments(4) was 8.5%, compared to 8.6% as of September 30, 2020.

•	Weighted average annual yield on all debt investments(4) was 8.0%, compared to 7.5% as of September 30, 2020.

•	Exposure to the top ten largest portfolio companies by fair value was 24% as of December 31, 2020, compared to 26% as of September 30, 2020.

Total Portfolio Activity

	Three Months Ended
(dollar amounts in millions)	December 31, 2020	September 30, 2020	June 30, 2020
Purchases	$1,299	$264	$150
Sales and redemptions	(774)	(309)	(335)
Net portfolio activity	$525	$(45)	$(185)
Sales to COP	187	95	—
Adjusted net portfolio activity	$712	$50	$(185)

Portfolio Data	As of December 31, 2020	As of December 31, 2019
Total fair value of investments	$7,968	$8,591
Number of Portfolio Companies	155	213
% of Investments on Non-Accrual (based on fair value)(5)	1.8%	2.1%

Asset Class (based on fair value)
Senior Secured Loans — First Lien	66.0%	66.5%
Senior Secured Loans — Second Lien	9.6%	9.4%
Other Senior Secured Debt	0.9%	2.7%
Subordinated Debt	1.6%	5.7%
Asset Based Finance	9.9%	5.7%
Credit Opportunities Partners, LLC	7.9%	5.9%
Equity/Other	4.1%	4.1%

Interest Rate Type (based on fair value)
% Variable Rate Debt Investments	76.0%	72.9%
% Fixed Rate Debt Investments	8.1%	14.7%
% Other Income Producing Investments	10.3%	6.9%
% Non-Income Producing Investments(6)	3.8%	3.4%
% of Investments on Non-Accrual(5)	1.8%	2.1%

Leverage and Liquidity as of December 31, 2020

•

Net debt to equity ratio(7) of 85%, based on $4.0 billion in total debt outstanding, $168 million of cash and foreign currency and $167 million of net receivable for investments sold and repaid and stockholders’ equity of $4.3 billion. FSKR’s weighted average effective interest rate (including the effect of non-usage fees) was 2.89%.

•	Cash and foreign currency of $168 million and availability under its financing arrangements of $1,421 million, subject to borrowing base and other limitations.

Conference Call Information

FSKR will host a conference call at 10:00 a.m. (Eastern Time) on Tuesday, March 2, 2021, to discuss its fourth quarter and full year 2020 financial and operating results. All interested parties are welcome to participate. Interested parties can access the conference call by dialing (833) 519-1290 and using the conference ID 3992843 approximately 10 minutes prior to the call. The conference call also will be webcast, which can be accessed from the Investor Relations section of FSKR’s website at www.fskkradvisor.com/fskr under Events + presentations.

A replay of the call will be available shortly after the end of the call for a period of 30 days following the call by visiting the Investor Relations section of FSKR’s website at www.fskkradvisor.com/fskr under Events + presentations.

Supplemental Information

An investor presentation containing financial and operating information will be made available prior to the call in the Investor Relations section of FSKR’s website at www.fskkradvisor.com/fskr under Events + presentations.

About FS KKR Capital Corp. II

FS KKR Capital Corp. II (NYSE: FSKR) is a leading publicly traded business development company (BDC) focused on providing customized credit solutions to private middle market U.S. companies. FSKR seeks to invest primarily in the senior secured debt and, to a lesser extent, the subordinated debt of private middle market companies. FSKR is advised by FS/KKR Advisor, LLC. For more information, please visit www.fskkradvisor.com/fskr.

About FS/KKR Advisor, LLC

FS/KKR Advisor, LLC (FS/KKR) is a partnership between FS Investments and KKR Credit that serves as the investment adviser to BDCs with approximately $16 billion in assets under management as of December 31, 2020. The BDCs managed by FS/KKR are FSKR and FS KKR Capital Corp. (NYSE: FSK).

FS Investments is a leading asset manager dedicated to helping individuals, financial professionals and institutions design better portfolios. The firm provides access to alternative sources of income and growth, and focuses on setting industry standards for investor protection, education and transparency. FS Investments is headquartered in Philadelphia, PA with offices in New York, NY, Orlando, FL and Leawood, KS. Visit www.fsinvestments.com to learn more.

KKR Credit is a subsidiary of KKR & Co. Inc., a leading global investment firm that manages multiple alternative asset classes, including private equity, credit and real assets, with strategic manager partnerships that manage hedge funds. KKR aims to generate attractive investment returns for its fund investors by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation with KKR portfolio companies. KKR invests its own capital alongside the capital it manages for fund investors and provides financing solutions and investment opportunities through its capital markets business. References to KKR’s investments may include the activities of its sponsored funds. For additional information about KKR & Co. Inc. (NYSE: KKR), please visit KKR’s website at www.kkr.com and on Twitter @KKR_Co.

Forward-Looking Statements and Important Disclosure Notice

This announcement may contain certain forward-looking statements, including statements with regard to future events or the future performance or operations of FSKR. Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption in FSKR’s operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in FSKR’s operating area, and the price at which shares of FSKR’s common stock trade on the New York Stock Exchange. Some of these factors are enumerated in the filings FSKR makes with the SEC. FSKR undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The press release above contains summaries of certain financial and statistical information about FSKR. The information contained in this press release is summary information that is intended to be considered in the context of FSKR’s SEC filings and other public announcements that FSKR may make, by press release or otherwise, from time to time. FSKR undertakes no duty or obligation to update or revise the information contained in this press release. In addition, information related to past performance, while helpful as an evaluative tool, is not necessarily indicative of future results, the achievement of which cannot be assured. Investors should not view the past performance of FSKR, or information about the market, as indicative of FSKR’s future results.

Other Information

The information in this press release is summary information only and should be read in conjunction with FSKR’s annual report on Form 10-K for the year ended December 31, 2020, which FSKR filed with the U.S. Securities and Exchange Commission (the SEC) on March 1, 2021, as well as FSKR’s other reports filed with the SEC. A copy of FSKR’s annual report on Form 10-K for the year ended December 31, 2020 and FSKR’s other reports filed with the SEC can be found on FSKR’s website at www.fskkradvisor.com/fskr and the SEC’s website at www.sec.gov.

Certain Information About Distributions

The determination of the tax attributes of FSKR’s distributions is made annually as of the end of its fiscal year based upon its taxable income and distributions paid, in each case, for the full year. Therefore, a determination as to the tax attributes of the distributions made on a quarterly basis may not be representative of the actual tax attributes for a full year. FSKR intends to update stockholders quarterly with an estimated percentage of its distributions that resulted from taxable ordinary income. The actual tax characteristics of distributions to stockholders will be reported to stockholders annually on Form 1099-DIV.

The timing and amount of any future distributions on FSKR’s shares of common stock are subject to applicable legal restrictions and the sole discretion of its board of directors. There can be no assurance as to the amount or timing of any such future distributions.

FSKR may fund its cash distributions to stockholders from any sources of funds legally available to it, including net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to it on account of preferred and common equity investments in portfolio companies, proceeds from the sale of shares of FSKR’s common stock, and borrowings. FSKR has not established limits on the amount of funds it may use from available sources to make distributions. There can be no assurance that FSKR will be able to pay distributions at a specific rate or at all.

Contact Information:

Investor Relations Contact

Robert Paun

Robert.Paun@fsinvestments.com

FS Investments Media Team

Melanie Hemmert

Melanie.Hemmert@fsinvestments.com

Income Statement ($ amounts in millions, except per share data)	Year Ended December 31,
	2020	2019	2018
Investment income
From non-controlled/unaffiliated investments:
Interest income	$500	$381	$375
Paid-in-kind interest income	44	12	9
Fee income	49	30	29
Dividend income	20	1	8
From non-controlled/affiliated investments:
Interest income	19	25	24
Paid-in-kind interest income	15	11	9
Fee income	—	—	1
From controlled/affiliated investments:
Interest income	8	—	—
Paid-in-kind interest income	5	—	—
Fee income	0	—	—
Dividend income	71	—	—

Total investment income	731	460	455

Operating expenses
Management fees	120	72	79
Subordinated income incentive fees	89	29	25
Administrative services expenses	8	5	3
Stock transfer agent fees	2	2	2
Accounting and administrative fees	3	2	2
Interest expense	130	106	103
Listing advisory fees	7	—	—
Other general and administrative expenses	13	5	5

Total operating expenses	372	221	219
Management fee waiver	—	—	(3)

Net expenses	372	221	216

Net investment income before taxes	359	239	239
Excise taxes	0	1	3

Net investment income	359	238	236

Realized and unrealized gain/loss
Net realized gain (loss) on investments:
Non-controlled/unaffiliated investments	(642)	(58)	(4)
Non-controlled/affiliated investments	(229)	(3)	(76)
Controlled/affiliated investments	(1)	—	—
Net realized gain (loss) on total return swap	(2)	(1)	—
Net realized gain (loss) on foreign currency forward contracts	0	—	—
Net realized gain (loss) on interest rate swaps	(17)	(1)	—
Net realized gain (loss) on foreign currency	(11)	1	0
Net change in unrealized appreciation (depreciation) on investments:
Non-controlled/unaffiliated investments	165	34	(157)

Income Statement ($ amounts in millions, except per share data)	Year Ended December 31,
	2020	2019	2018
Non-controlled/affiliated investments	$25	$(100)	$(38)
Controlled/affiliated investments	2	6	—
Net change in unrealized appreciation (depreciation) on total return swap	4	2	—
Net change in unrealized appreciation (depreciation) on foreign currency forward contracts	0	(1)	—
Net change in unrealized appreciation (depreciation) on interest rate swaps	(19)	(9)	(2)
Net change in unrealized gain (loss) on foreign currency	(10)	(16)	3

Total net realized and unrealized gain (loss)	(735)	(146)	(274)

Net increase (decrease) in net assets resulting from operations	$(376)	$92	$(38)

Per share information—basic and diluted
Net increase (decrease) in net assets resulting from operations (Earnings per Share)(1)	$(2.20)	$1.09	$(0.47)

Weighted average shares outstanding(1)	170,784,309	84,516,977	81,137,808

Balance Sheet ($ amounts in millions, except per share data)
	December 31, 2020	December 31, 2019

Assets
Investments, at fair value
Non-controlled/unaffiliated investments (amortized cost—$6,932 and $8,004, respectively)	$6,763	$7,670
Non-controlled/affiliated investments (amortized cost—$407 and $478, respectively)	310	356
Controlled/affiliated investments (amortized cost—$887 and $559, respectively)	895	565

Total investments, at fair value (amortized cost—$8,226 and $9,041, respectively)	7,968	8,591
Cash	160	163
Foreign currency, at fair value (cost—$7 and $4, respectively)	8	4
Collateral held at broker for open interest rate swap contracts	48	44
Due from counterparty	—	45
Receivable for investments sold and repaid	235	23
Income receivable	83	84
Deferred financing costs	17	12
Unrealized appreciation on foreign currency forward contracts	0	—
Prepaid expenses and other assets	3	4

Total assets	$8,522	$8,970

Liabilities
Payable for investments purchased	$68	$37
Debt (net of deferred financing costs of $0 and $0, respectively)	3,960	3,809
Stockholder distributions payable	93	—
Management fees payable	30	35
Subordinated income incentive fees payable	25	11
Administrative services expense payable	1	3
Interest payable	21	30
Unrealized depreciation on foreign currency forward contracts	1	1
Unrealized depreciation on total return swap	—	4
Unrealized depreciation on interest rate swaps	48	29
Other accrued expenses and liabilities	10	15

Total liabilities	4,257	3,974

Commitments and contingencies

Stockholders’ equity
Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.001 par value, 900,000,000 shares authorized, 169,903,166 and 169,594,825 shares issued and outstanding, respectively	0	1
Capital in excess of par value	5,766	5,794
Retained earnings (accumulated deficit)	(1,501)	(799)

Total stockholders’ equity	4,265	4,996

Total liabilities and stockholders’ equity	$8,522	$8,970

Net asset value per share of common stock at period end(1)	$25.10	$29.44

Non-GAAP Financial Measures

This press release contains certain financial measures that have not been prepared in accordance with generally accepted accounting principles in the United States (GAAP). FSKR uses these non-GAAP financial measures internally in analyzing financial results and believes that the use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing results and trends and in comparing FSKR’s financial results with other BDCs.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures, and should be read only in conjunction with FSKR’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures has been provided in this press release, and investors are encouraged to review the reconciliation.

Reconciliation of Non-GAAP Financial Measures(1)

	Three Months Ended
	December 31, 2020	September 30, 2020
GAAP net investment income per share	$0.59	$0.52
Plus capital gains incentive fees per share	—	—
Plus excise taxes per share	0.00	—
Plus one-time expenses per share(8)	0.02	—
Adjusted net investment income per share(2)	$0.61	$0.52

1)

Per share data was derived by using the weighted average shares of FSKR’s common stock outstanding during the applicable period. Per share numbers may not sum due to rounding. Share and per share amounts have been adjusted on a retroactive basis to reflect FSKR’s 4 to 1 reverse split of its shares of common stock (the Reverse Stock Split), which became effective on June 10, 2020.

2)

Adjusted net investment income is a non-GAAP financial measure. Adjusted net investment income is presented for all periods as GAAP net investment income excluding (i) the accrual for the capital gains incentive fee for realized and unrealized gains; (ii) excise taxes; and (iii) certain non-recurring operating expenses that are one-time in nature and are not representative of ongoing operating expenses incurred during FSKR’s normal course of business (referred to herein as one-time expenses). FSKR uses this non-GAAP financial measure internally in analyzing financial results and believes that the use of this non-GAAP financial measure is useful to investors as an additional tool to evaluate ongoing results and trends and in comparing its financial results with other business development companies. The presentation of this additional information is not meant to be considered in isolation or as a substitute for financial results prepared in accordance with GAAP. A reconciliation of GAAP net investment income to adjusted net investment income can be found above.

3)

The per share data for distributions reflects the amount of distributions paid per share of our common stock to stockholders of record during each applicable period. The amount of each per share distribution has been retroactively adjusted to reflect the Reverse Stock Split.

4)

See FSKR’s annual report on Form 10-K for the year ended December 31, 2020 for important information, including information related to the calculation and definition of weighted average annual yield on accruing debt investments, weighted average annual yield on all debt investments, variable rate debt investments, fixed rate debt investments, other income producing investments and non-income producing investments.

5)	Interest income is recorded on an accrual basis. See FSKR’s annual report on Form 10-K for the year ended December 31, 2020 for a description of FSKR’s revenue recognition policy.
6)	Does not include investments on non-accrual status.
7)	Net debt to equity ratio is debt outstanding, net of cash and foreign currency and net payable/receivable for investments purchased/sold and repaid, divided by net assets.
8)	FSKR’s one-time expenses for the three months ended December 31, 2020 were approximately $3 million resulting from banker’s fees in connection with the proposed merger with FSK.

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS KKR Capital Corp. (“FSK”) or FS KKR Capital Corp. II (“FSKR” and, together with FSK, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to the Funds’ operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite stockholder approval for the Proposals (as defined below) set forth in the registration statement on Form N-14 filed with the SEC on February 25, 2021 (Registration Statement No. 333-251667), which includes a joint proxy statement of the Funds and a prospectus of FSK (the “Proxy Statement”), failure to consummate the business combination transaction involving the Funds, the price at which shares of the Funds’ common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the U.S. Securities and Exchange Commission (the “SEC”) and are also contained in the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds intend to file relevant materials with the SEC, including the Proxy Statement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, FSK’s website, https://www.fskkradvisor.com/fsk or FSKR’s website, https://www.fskkradvisor.com/fskr.

Participants in the Solicitation

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals are contained in the Proxy Statement. This document may be obtained free of charge from the sources indicated above.